SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Dailey Petroleum Services Corp.
                  --------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                  --------------------------------------------
                         (Title of Class of Securities)


                                    23380G106
                            -------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages
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


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                    CUSIP No. 23380G106 13G Page 2 of 5 Pages
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        State Street Research & Management Company
        #13-31424135
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Reporting Person is a corporation organized under Delaware laws. Principal office of Reporting Person is in Boston, MA.
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                                    5.      SOLE VOTING POWER
                                                  549,300
          NUMBER OF
           SHARES                   6.      SHARED VOTING POWER
         BENEFICIALLY                              -0-
        OWNED BY EACH
          REPORTING                 7.      SOLE DISPOSITIVE POWER
         PERSON WITH                             655,400

                                    8.      SHARED DISPOSITIVE POWER
                                                   -0-
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 655,400
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10.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                 15.35%
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12.     TYPE OF REPORTING PERSON*
               Investment adviser
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               *SEE INSTRUCTIONS BEFORE FILLING OUT


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




SCHEDULE G

        Item 1(a).    Name of Issuer
                      Dailey Petroleum Services Corp.

        Item 1(b).    Address of Issuer's Principal Office
                      PO Box 1836
                      2507 North Frazier
                      Conroe, TX 77305

        Item 2(a).    Name of Person Filing
                      State Street Research & Management Company

        Item 2(b).    Address of Principal Business Office
                      One Financial Center, 30th Floor
                      Boston, MA  02111-2690

        Item 2(c).    Citizenship
                      Reporting Person is a corporation organized under Delaware laws. Principal office of Reporting Person is Boston, MA

        Item 2(d).    Title of Class of Securities
                      Common Stock

        Item 2(e).    CUSIP Number
                      23380G106

        Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under Section 15 of the Act

               (b) [ ] Bank as defined in Section 3(a)(6) of the Act

               (c) [ ] Insurance Company registered under Section 3(a)(19)
                       of the Act

               (d) [ ] Investment company registered under Section 8 of the
                       Investment Company Act

               (e) [X] Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940

               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund: see
                       Section 240.13d-1(b)(1)(ii)(F)

               (g) [ ] Parent Holding Company, in accordance with
                       Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

               (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


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


SCHEDULE G

       Item 4. Ownership

               If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)    Amount beneficially owned:   655,400

        (b)    Percent of Class:            15.35%

        (c) Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:
                                            549,300

               (ii)   shared power to vote or to direct the vote:
                                               -0-

               (iii)  sole power to dispose or to direct the
                      disposition of:       655,400

               (iv)   shared power to dispose or direct the
                      disposition of:          -0-


               State Street Research & Management Company disclaims any beneficial interest in any of the foregoing securities.
               NOTE: This filing relates to ownership of these securities as of April 30,1997.

       Item 5. Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

       Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

               All foregoing shares are in fact owned by clients of State Street Research & Management Company.

SCHEDULE G

       Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

               Inapplicable

       Item 8. Identification and Classification of Members of the Group.

               If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

               Inapplicable

       Item 9. Notice of Dissolution of Group

               Inapplicable

        Item 10.      Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

        Signature

        After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             January 10, 1997


                                             Mary Lomasney,
                                             Director of Compliance

                                             -5-